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FORM 12b-25	SEC FILE NUMBER
000-51718

CUSIP NUMBER
NOTIFICATION OF LATE FILING	19647Y 708

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: November 30, 2013

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Colorado Goldfields Inc.
Full Name of Registrant

Not applicable
Former Name if Applicable

10920 West Alameda Avenue, Suite 201
Address of Principal Executive Office (Street and Number)

Lakewood, Colorado 80226
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Rapidly changing outcomes in litigation in which the Company has been involved, along with developments and activities of the Company in its efforts to obtain project-level funding necessary in connection with its business plans, have delayed the preparation of Management’s Discussion and Analysis and other disclosures in our quarterly report.

While  the effect of these matters on the Company’s financial statements are not the fundamental reason for seeking additional time to file, the Company wishes to provide the most current and meaningful information possible.  As a result, Management has determined that a delay in filing the Company’s Form 10-Q for the three months ended November 30, 2013, is necessary and will result in the disclosure of more meaningful and useful information.   The registrant intends to file its Form 10-Q Report on or prior to January 21, 2014.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	C. Stephen Guyer	303	984-5324
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☐	No	☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

COLORADO GOLDFIELDS INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 13, 2014		By:	/s/ C. Stephen Guyer
C. Stephen Guyer
Chief Financial Officer